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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                               _______________________

                                    SCHEDULE 14D-9
                                  (Amendment No. 1)

                        SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                               _______________________

                              SCOTSMAN INDUSTRIES, INC.
                              (Name of Subject Company)


                              SCOTSMAN INDUSTRIES, INC.
                         (Name of Person(s) Filing Statement)
                               _______________________

                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                            (Title of Class of Securities)

                                      809340 10 2
                                   ----------------
                        (CUSIP Number of Class of Securities)
                               _______________________

                                   DONALD D. HOLMES
                               VICE PRESIDENT-FINANCE
                                820 FOREST EDGE DRIVE
                            VERNON HILLS, ILLINOIS  60061
                                    (847) 215-4500
         (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of the Person(s) Filing Statement)

                                      Copies to:

                                    THOMAS A. COLE
                                  STEVEN SUTHERLAND
                                   SIDLEY & AUSTIN
                               ONE FIRST NATIONAL PLAZA
                               CHICAGO, ILLINOIS 60603
                                    (312) 853-7000

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     The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule
14D-9") originally filed on July 9, 1999, by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of Item 3 of the Schedule 14D-9:

          On July 9, 1999 a representative of a financial advisor to the First Company left a message for a representative of Morgan Stanley expressing the further interest of the First Company in an acquisition of the Company and requesting that the First Company have access to information and perform due diligence with respect to the Company. The message also indicated that the First Company had a strategic partner and was interested in making a superior proposal to the Offer.

          At a telephonic meeting of the Company's Board of Directors on July 12, 1999, management and Morgan Stanley updated the Board on the further contact from the First Company. Counsel for the Company reviewed with the Board certain relevant provisions of the Merger Agreement and the fiduciary duties of the Board. The Board determined that it would be required consistent with the Board's fiduciary responsibilities to the Company's stockholders under applicable law to furnish to the First Company information with respect to the Company pursuant to a confidentiality agreement and to participate in negotiations with the First Company and authorized management and its advisors to do so.

          Later on July 12, 1999 a representative of Morgan Stanley contacted a representative of the First Company to obtain further information with respect to the First Company's proposal. The representative of the First Company advised the representative of Morgan Stanley that the First Company was having discussions with possible strategic partners, including the Second Company. The representative of Morgan Stanley advised the representative of the First Company of the Board's authorization.

          On July 13, 1999 counsel to the Company provided to the First Company a form of confidentiality and standstill agreement.

          On July 14, 1999 a representative of a financial advisor to the Second Company contacted a representative of Morgan Stanley and expressed the further interest of the Second Company in an acquisition of the Company and requested that the Second Company have access to information and perform due diligence with respect to the Company, to determine whether the Second Company would make a superior proposal to the Offer. The representative of the Second Company confirmed that it had discussions with the First Company but that they had reached no agreement with respect to a possible strategic partner arrangement.

          At a telephonic meeting of the Company's Board of Directors on July 15, 1999, management and Morgan Stanley updated the Board on the further contact from the Second Company. Counsel for the Company reviewed with the Board certain relevant provisions of the Merger

Agreement and the fiduciary duties of the Board. The Board determined that it would be required consistent with the Board's fiduciary responsibilities to the Company's stockholders under applicable law to furnish to the Second Company information with respect to the Company pursuant to a confidentiality agreement and to participate in negotiations with the Second Company, and authorized management and its advisors to do so.

          Later on July 15, 1999 a representative of Morgan Stanley advised a representative of the financial advisor to the Second Company of the Board's authorization and counsel to the Company provided to the Second Company a form of confidentiality and standstill agreement.

          On July 15, 1999 the Company and the First Company entered into a confidentiality and standstill agreement. As of the filing of this amendment, the Company has not entered into a confidentiality and standstill agreement with the Second Company, but it is anticipated that such an agreement will be executed and that each of the First Company and the Second Company will commence due diligence promptly. There can be no assurance that either the First Company or the Second Company or both acting jointly will make any proposal or that, if made, any such proposal would be deemed superior to the Offer and the Merger.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SCOTSMAN INDUSTRIES, INC.

                              By:  /s/ Richard C. Osborne
                                 --------------------------------------------
                                   Name:  Richard C. Osborne
                                   Title: Chairman of the Board, President
                                          and Chief Executive Officer


Dated: July 15, 1999